UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Workiva Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

98139A105
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98139A105
1.	Names of Reporting Persons William E. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 705,623 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 705,623 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 705,623
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 2.1% (2)
12.	Type of Reporting Person (See Instructions) (IN)
_______________
(1)
Of these shares, 672,246 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as the sole controlling person of Oberndorf Investments LLC, 14,800 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as an authorized signatory for the account of Peter C. Oberndorf, 109 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as an authorized signatory for the account of Caroline G. Oberndorf, 5,918 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as an authorized signatory for the account of William Oberndorf and 12,550 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as an authorized signatory for the account of Betty Jane Weimer.

(2)	Based on 34,126,724 shares of Class A common stock outstanding as of November 5, 2018.

CUSIP No. 98139A105
1.	Names of Reporting Persons Oberndorf Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 672,246 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 672,246 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 672,246
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 2.0% (2)
12.	Type of Reporting Person (See Instructions) (OO) – limited liability company
_______________
(1)	Power is exercised through William E. Oberndorf as the sole member of the manager of Oberndorf Investments LLC.
(2)	Based on 34,126,724 shares of Class A common stock outstanding as of November 5, 2018.

CUSIP No. 98139A105
1.	Names of Reporting Persons Peter C. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,800 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,800 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,800
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) **0.1% (2)
12.	Type of Reporting Person (See Instructions) (IN)
_______________
(1)	William E. Oberndorf is an authorized signatory for the account of Peter C. Oberndorf.
(2)	Based on 34,126,724 shares of Class A common stock outstanding as of November 5, 2018.
**	Denotes less than.

CUSIP No. 98139A105
1.	Names of Reporting Persons Caroline G. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 109 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 109 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 109
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) **0.1% (2)
12.	Type of Reporting Person (See Instructions) (IN)
_______________
(1)	William E. Oberndorf is an authorized signatory for the account of Caroline G. Oberndorf.
(2)	Based on 34,126,724 shares of Class A common stock outstanding as of November 5, 2018.
**	Denotes less than.

CUSIP No. 98139A105
1.	Names of Reporting Persons William Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,918 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,918 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,918
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) **0.1% (2)
12.	Type of Reporting Person (See Instructions) (IN)
_______________
(1)	William E. Oberndorf is an authorized signatory for the account of William Oberndorf.
(2)	Based on 34,126,724 shares of Class A common stock outstanding as of November 5, 2018.
**	Denotes less than.

CUSIP No. 98139A105
1.	Names of Reporting Persons Betty Jane Weimer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 12,550 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 12,550 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,550
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) **0.1% (2)
12.	Type of Reporting Person (See Instructions) (IN)
_______________
(1)	William E. Oberndorf is an authorized signatory for the account of Betty Jane Weimer.
(2)	Based on 34,126,724 shares of Class A common stock outstanding as of November 5, 2018.
**	Denotes less than.

Item 1. (a)	Name of Issuer
Workiva Inc.
(b)	Address of Issuer’s Principal Executive Offices
2900 University Blvd.
Ames, IA 50010
Item 2. (a)	Name of Person Filing
William E. Oberndorf (“WEO”), Oberndorf Investments LLC, a Delaware limited liability company (“OBI”), Peter C. Oberndorf (“PCO”), Caroline G. Oberndorf (“CGO”), William Oberndorf (“WO”) and Betty Jane Weimer (“BJW”). WEO, OBI, PCO, CGO, WO and BJW are sometimes hereinafter referred to as the “Reporting Persons.”
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.
(b), (c)	Address of Principal Business Office or, if None, Residence; Citizenship of Reporting Persons
The principal business address of WEO is 615 Front Street, San Francisco, CA 94111. WEO is a citizen of the United States of America.
The principal business address of OBI is 615 Front Street, San Francisco, CA 94111. OBI is a Delaware limited liability company.
PCO’s address is 615 Front Street, San Francisco, CA 94111. PCO is a citizen of the United States of America.
CGO’s address is 615 Front Street, San Francisco, CA 94111. CGO is a citizen of the United States of America.
WO’s address is 615 Front Street, San Francisco, CA 94111. WO is a citizen of the United States of America.
BJW’s address is 615 Front Street, San Francisco, CA 94111. BJW is a citizen of the United States of America.
(d)	Title of Class of Securities
Class A common stock
(e)	CUSIP Number:
98139A105
Item 3.	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):
Not Applicable.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(b)	(a)	(c)(i)	(c)(ii)	(c)(iii)	(c)(iv)
			Class A Common Stock
			Voting Power		Disposition Power
Reporting Persons	Percent of Class	Amount Beneficially Owned	Sole	Shared	Sole	Shared
William E. Oberndorf	2.1%	705,623	0	705,623	0	705,623
Oberndorf Investments LLC	2.0%	672,246	672,246	0	672,246	0
Peter C. Oberndorf	**0.1%	14,800	0	14,800	0	14,800
Caroline G. Oberndorf	**0.1%	109	0	109	0	109
William Oberndorf	**0.1%	5,918	0	5,918	0	5,918
Betty Jane Weimer	**0.1%	12,550	0	12,550	0	12,550
_________________
** Denotes less than

The foregoing percentages are based on 34,126,724 shares of Class A common stock outstanding as of November 5, 2018 as set forth in Workiva Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the Securities and Exchange Commission on November 7, 2018.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.
Instruction.  Dissolution of a group requires a response to this item.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, or other proceeds from the sale of, the Class A common stock held by the Reporting Persons.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019

/s/ Gary Scheier
Signature

Gary Scheier
Attorney-in-fact for:

William E. Oberndorf (1)
Oberndorf Investments LLC (1)
Peter C. Oberndorf (1)
Caroline G. Oberndorf (1)
William Oberndorf (2)
Betty Jane Weimer (1)

(1)	Power of Attorney authorizing Gary Scheier to act on behalf of this person or entity was previously filed.

(2)	A Power of Attorney authorizing Gary Scheier to act on behalf of this person or entity is filed as Exhibit B

EXHIBIT INDEX
Exhibit	Document Description

A	Agreement Pursuant to Rule 13d-1(k)

B	Power of Attorney